EXHIBIT (a)(2)(A)
February 6, 2008

Dear Shareholders:

I am pleased to inform you that pursuant to the acquisition agreement entered into by and between Linktone Ltd. (“Linktone”) and PT Media Nusantara Citra Tbk (“MNC”) on November 28, 2007 (the “acquisition agreement”), MNC International Ltd. (“MNC International”), an indirect wholly-owned subsidiary of MNC formed solely for the purpose of acquiring a majority ownership interest in Linktone, has commenced a tender offer to purchase up to 6,000,000 of Linktone’s outstanding American Depositary Shares (“ADSs”), each representing 10 ordinary shares, at a price of US$3.80 per ADS in cash, without interest and subject to any withholding taxes required by law.

The tender offer will be followed with a subscription and purchase in which MNC International will subscribe for, and purchase, not less than 180,000,000 and not more than 252,000,000 of our newly-issued ordinary shares at a price equivalent to the price paid for ADSs in the tender offer. MNC International will hold not less than 51% of Linktone’s shares after the tender offer and subscription and purchase are completed.

The tender offer is scheduled to expire on March 12, 2008 at 7:00 p.m. New York City time, unless extended in accordance with the terms of the acquisition agreement.

The Linktone board of directors, after careful deliberation, unanimously (i) determined that the transactions contemplated by the acquisition agreement, including the tender offer and the subscription and purchase, are fair to and in the best interests of our company and its shareholders, (ii) approved and declared advisable the acquisition agreement and the transactions contemplated thereby, including the tender offer and the subscription and purchase, and (iii) recommended that the holders of Linktone ADSs ACCEPT the tender offer and tender their ADSs to MNC International in the tender offer.

In arriving at its recommendation, your board of directors gave careful consideration to the interests of Linktone’s shareholders and all other factors required or permitted by applicable law. Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

Enclosed are MNC International’s offer to purchase, letter of transmittal and other related documents, which set forth the terms and conditions of the tender offer. We urge you to read carefully the Schedule 14D-9 and the enclosed materials in their entirety.

Very truly yours,

Michael Guangxin Li
Chief Executive Officer